FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

827711

02 MAR 18 AM 8:00

FOSTER'S
GROUP
Inspiring Global Enjoyment

02015936

600152

Fosters Brewing

PRESS RELEASE

SUPPL

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

Please advise Lina Cucè on 61 3 9633 2105 or Fax on 61 3 9645 7226 if the following names/numbers are outdated.

dlw 3/19

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Foster's Group Limited
ABN	49 007 620 886

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Margaret Lyndsey Cattermole
Date of last notice	6 March 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	- Family Trust Company
Date of change	13 March (42500) AND 25 February (5000)
No. of securities held prior to change	57,262
Class	Ordinary
Number acquired	42500 in Direct Holding and 5000 in Indirect
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	39345 @ $4.68 and 3155 @ $4.69 and 5000 @ $4.86 (Indirect holding)
No. of securities held after change	104,762
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade for Direct holding Exercise of Convertible notes for indirect

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated 18 March 2002

+ See chapter 19 for defined terms.